EXHIBIT 99.1

Equinor ASA: Completed share capital reduction

On 14 May 2025, the annual general meeting in Equinor ASA (OSE: EQNR, NYSE: EQNR) decided that the company's share capital shall be reduced by NOK 589,934,295 from NOK 6,981,953,075 to NOK 6,392,018,780, through cancellation and redemption of a total of 235,973,718 shares.

The creditor deadline for the capital reduction has expired and the capital reduction was registered effective with the Norwegian Register of Business Enterprises today, 2 July 2025.

Following completion of the capital reduction the share capital of the company is NOK 6,392,018,780 divided into 2,556,807,512 shares of NOK 2.50 each.

This information is subject to the disclosure requirements pursuant to Euronext Oslo Børs Rulebook II section 4.2.5.5 and Section 5-12 of the Norwegian Securities Trading Act.

Contact persons:

Investor relations:
Bård Glad Pedersen, Senior vice president Investor Relations,
+47 918 01 791

Media relations:
Sissel Rinde, Vice president Media Relations,
+47 412 60 584